ICON plc
South County Business Park
Leopardstown, Dublin 18, Ireland

September 30, 2010

Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.

Mail Stop 6010
Washington, D.C.  20549

VIA EDGAR

Re:	ICON plc − Form 20-F for the Fiscal Year Ended December 31, 2009

Dear Mr. Rosenberg:

Further to our letter to Ibolya Ignat, staff accountant, dated September 20, 2010, ICON plc (the “Company”) is in receipt of your letter dated September 1, 2010 (the “Comment Letter”) setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Form 20-F for the fiscal year ended December 31, 2009 (File No. 333-08704) filed by the Company with the Commission (the “Annual Statement”) on March 30, 2010.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form 20-F and in its other filings under the Securities Exchange Act of 1934, as amended.  The Company acknowledges that comments of the Staff regarding the Form 20-F or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to such filings.  The Company also acknowledges that the Staff’s comments may not be asserted by the Company as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, we have reproduced each comment from the Comment Letter (in bold) immediately before the Company’s response.  Unless otherwise indicated, all references to page numbers in the Company’s responses below refer to page numbers in the Annual Statement, a copy of which was previously filed with the Commission.

Item 10.  Additional Information, page 47

Material Contracts, page 48

1.           Please revise your disclosure to summarize each of your material leases, including dates, parties, general nature of the contracts, terms and conditions, and amount of any consideration passing to or from the company.  See Item 10.C of Form 20-F.

RESPONSE:

The Company proposes to revise Item 10.C in its next annual filing on Form 20-F to include the following disclosure relating to its material leases previously filed as exhibit to its Form 20-F:

On August 13, 2001, the Company’s subsidiary, ICON Clinical Research (UK) Limited, entered into a lease agreement with Capital Business Parks Globeside Limited.  The lease is for office space at an initial annual rate of £988,350, subject to adjustment every five years.  The term of the lease is 16 years.

On November 29, 2002, the Company’s subsidiary, ICON Laboratories Inc., entered into a lease agreement with MSM Reality Co., LLC, Davrick, LLC and Sholom Blau Co., LLC.  The lease is for office and laboratory space at an annual rate of approximately $2,220,000.  The term of the lease is 15 years and ICON Laboratories Inc. has the option to extend the term of the lease for an additional 10 year term upon notice to the landlord at least 24 months prior to the expiration date.

On February 17, 2003, the Company’s subsidiary, ICON Clinical Research Inc. (“ICLR”), entered into a lease agreement with Highwoods Reality Limited Partnership.  The lease is for office space at a monthly rate of approximately $155,000 for the term of the lease.  The term of the lease is 10 years and ICLR has the option to extend the lease for up to two additional five year terms upon notice to the landlord at least 12 months prior to the then current expiration date. This lease was amended on October 22, 2009 to reduce the size of the leased property, effective January 1, 2011, and to correspondingly reduce the monthly rent to approximately $123,000 for the term of the lease.  The amendment also extended the initial term of the lease for an additional 5 years, to 2018. On September 30, 2010, the Company filed the amended lease agreement on a Form 6-K.

On January 11, 2005, ICLR entered into an amended and restated lease agreement with 212 C Associates, L.P.  The lease is for office space at a monthly rent of approximately $175,000 for the term of the lease.  The amendment and restatement of the previously existing lease agreement extended the term of the lease for 10 years from the date of the amendment and restatement.  ICLR has the right to extend the term of the lease for an additional five years upon notice to the landlord at least 12 months prior to the expiration date.  ICLR also has the right to terminate the lease at any time after the seventh anniversary of the amendment and restatement date by paying the landlord a $1,250,000 termination fee.

Consolidated Financial Statements

General

2.           It is apparent from your 2009 Annual Report on your website that you submit information to your shareholders in Ireland under IFRS.  In the future, please furnish all information required to be disclosed to shareholders in Ireland on Form 6-K as required by General Instruction B to Form 6-K.  Otherwise, please explain to us why such information is not required to be furnished and reference for us the authoritative guidance you rely upon to support your position.

RESPONSE:

On September 30, 2010, the Company furnished its 2009 Annual Report and its 2010 Interim Financial Statements for the six months ended June 30, 2010 on a Form 6-K.  The Company will continue to furnish all information disclosed to shareholders in Ireland on Form 6-K as required by General Instruction B thereof.

(r) Research and development credits, page 71

3.           Please revise your disclosure to clarify why the research and development services you perform as a contract research organization result in tax credits to you instead of your clients who sponsor the research.  Please clarify which tax jurisdictions permit you to recognize benefits for research and development sponsored by others.

RESPONSE:

Research and development tax credits are received in Ireland, France, United Kingdom, Spain and Czech Republic.  These credits are available to the Company, in accordance with local tax laws in each country, providing certain allowable costs are incurred by the Company.  The credits are based on the expenditure incurred by the Company, in carrying out the underlying research and development activities and are not on the basis of any relationship with a study sponsor.

Tax laws in these jurisdictions specify that tax credits are available, based on allowable costs, in connection with qualifying research and development activities.  The definition of qualifying activities varies in each  country but include activities carried out in a relevant field of science or technology.  The Company’s qualifying activities are all carried out in the area of clinical research..  Allowable costs associated with these activities include salaries, consumed materials, and specified overheads.

The Company proposes to revise its research and development credits accounting policy note in its next annual filing as follows:

“Research and development credits are available to the Company under the tax laws in certain jurisdictions, based on qualifying research and development spend as defined under those tax laws.  Research and development credits are generally recognized as a reduction of income tax expense.  However, certain tax jurisdictions provide refundable credits that are not wholly dependent on the Company’s ongoing income tax status or income tax position.  In these circumstances the benefit of these credits is not recorded as a reduction to income tax expense, but rather as a reduction of the operating expenditure to which the credits relate.”

(u) Share-based Compensation, page 72

4.           On page 46, you indicate that your American Depositary Shares trade on the NASDAQ National Market.  You also have a secondary listing on the Official List of the Irish Stock Exchange.  It appears from your disclosure on page 18 that you have employees in Asia, Europe and the Americas and from your Segment note 17, that a significant amount of your revenues are generated outside Ireland or the US.  Please explain to us and disclose whether you grant share-based awards to employees outside Ireland or the US.  If so, please explain to us whether the exercise prices are denominated in currencies other than the U.S. dollar and whether you account for these awards as liabilities under ASC 718-10-25-13 and ASC 718-10-25-14.  Otherwise, please explain to us how you account for these awards and reference the authoritative literature you rely upon to support your accounting.

RESPONSE:

Share-based awards are granted to employees, including those outside Ireland and the US.  Exercise prices of share-based awards granted are solely denominated in U.S. dollars, and are accounted for as equity settled awards under ASC 718-10-25-6 through 25-19.

The Company proposes to revise its share-based compensation policy in its next annual filing as follows:

“The Company accounts for its share options in accordance with the provisions of FASB ASC 718, Compensation – Stock Compensation.  Share-based compensation expense for equity-settled awards made to employees and directors is measured and recognized based on estimated grant date fair values. These awards include employee stock options.

Share-based compensation expense for stock options awarded to employees and directors is estimated at the grant date based on each option’s fair value as calculated using the Black-Scholes option-pricing model. The value of awards expected to vest is recognized as an expense over the requisite service periods.

Estimating the fair value of share-based awards as of the grant date using an option-pricing model, such as the Black-Scholes model, is affected by the Company’s share price as well as assumptions regarding a number of complex variables. These variables include, but are not limited to, the expected share price volatility over the term of the awards, risk-free interest rates, and the expected term of the awards.”

17.  Business Segment Information, page 94

5.           You disclose that during 2009 you determined that your clinical research and central laboratory businesses operate in the same clinical research market, have similar customer profile, are subject to the same regulatory environment, support the development of new clinical therapies and are so economically similar that, reporting their results on an aggregated basis would be more useful to users of your financial statements.  Please demonstrate to us that your operating segments meet the aggregation criteria in ASC 280-10-50-11.  In your response, please specifically explain how these segments have similar economic characteristics when based on the information in your 2008 Form 20-F, your segment income as a percentage of segment net revenue for the central laboratory segment was 4.9%, 6.9% and 7.8% for 2006, 2007 and 2008. respectively, while the same ratios for the clinical research segment were 11.1%, 11.3% and 11.8% respectively.

RESPONSE:

The Company aggregated its clinical research and central laboratory businesses in its segmental disclosures in the Form 20-F for the year ended December 31, 2009.  The Company considered the qualitative criteria set out in ASC 280-10-50-11 and is satisfied that all of the tests are met.  In addition the Company also considered the quantitative thresholds in ASC 280-10-50-12, noting that the central laboratory did not exceed these thresholds for any of the years ended December 31, 2007, 2008 or 2009.

ASC 280-10-50-11 notes “Operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar. Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Subtopic, if the segments have similar economic characteristics, and if the segments are similar in all of the following areas (see paragraphs 280-10-55-7A through 55-7C and Example 2, Cases A and B [paragraphs 280-10-55-33 through 55-36]):

a.	The nature of the products and services
b.	The nature of the production processes
c.	The type or class of customer for their products and services
d.	The methods used to distribute their products or provide their services
e.	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.”

The Company analyzed these noting:

Similar long-term average gross margins
The average quarterly gross margin percentage for 2009 amounted to 40.9% for central laboratories, and 43.0% for clinical research.  The overall group gross margin percentage for 2009 was 42.8%.  The average quarterly gross margin percentage for 2008 amounted to 39.8% for central laboratories, and 43.8% for clinical research.  The overall group gross margin percentage for 2008 was 43.5%.  The 2007 average quarterly gross margin percentage was 38.9%, 44.2% and 43.8% for central laboratories, clinical research and the group respectively. The Company considers that a difference of 5.3 percentage points in 2007 reducing to 2.1 percentage points in 2009 in the average quarterly gross margin represents a similar long-term average gross margin for these activities over an extended period.

a.	The nature of the products and services
The central laboratory and clinical research businesses both provide outsourced development services to the pharmaceutical and biotechnology industries to support the development of new clinical therapies. The Company specializes in the strategic development, management and analysis of programs that support Clinical Development - from compound selection to Phase I-IV clinical studies.  A central laboratory plays a critical role in the performance of a clinical trial.  A clinical trial essentially represents a series of related and inter-dependent tasks to be performed over the life of the contractual agreement.  Many clinical trials rely on the data generated from laboratory testing to ascertain the efficacy and safety of a drug.  All the outsource services provided by ICON, both clinical and laboratory in nature, are integral in the development of new clinical therapies and combined provide the clinical data to determine if a drug or clinical therapy is fit for purpose and safe.

b.	The nature of the production processes
The Company adheres to all relevant regulatory and best practice guidelines in the conduct of all its services.  The central laboratories production process requires the laboratory to typically perform testing on kits / samples provided by the customer, whereas the clinical division would typically collect and analyze data.  The common characteristic in both these aspects of the drug development process is that the Company, on behalf of the Sponsor, is seeking to collect a body of data or evidence to determine the clinical therapy’s efficacy or safety profile.  This data, whether in the format of laboratory results from the central laboratory or completed Case Report Forms from the investigator, will form the input to a statistical analysis which will assess the effectiveness and safety of the new therapy.

c.	The type or class of customer for their products and services
As the outsource services provided by both the central laboratory and clinical research businesses assist in the clinical development of new clinical therapies both businesses share a common customer base or profile from the pharmaceutical and biotechnology industries.

d.	The methods used to distribute their products or provide their services
The efficacy and/or safety of a new clinical therapy is established by statistical analysis of the data collected from clinical trials including the results of central laboratory testing on samples from volunteers collected during those trials.  These data inputs – laboratory and clinical – are collated and analysed utilizing specialized clinical software platforms to deliver a statistically robust conclusion as to the clinical therapy’s effectiveness and/or safety.  The methods used to provide the service offerings of the clinical research business and central laboratory business  are similar in that clinical data from trial volunteers are collated, validated and presented in such a format by the service provider so that these data inputs may be analysed using specialized clinical software to determine the effectiveness and safety profile of a new clinical therapy in a statistically robust fashion.

e.	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.
The clinical investigation of new drugs is highly regulated by government agencies. Guidelines and regulations cover all aspects of drug development including applications to initiate trials, approval and conduct of study, report and record retention, consent, application for approval of drugs and post marketing requirements.

As both the central laboratory and clinical research business operate in the same clinical research market they are subject to the same stringent regulatory environment.
In providing all its outsource services to its Sponsors the Company is obliged to comply with clinical and laboratory practice governed by a range of regulatory authorities including the Food and Drugs Administration ( FDA) (USA) and the European Medicines Evaluation Agency (EMEA)  These agencies regulate the clinical investigation of new drugs and defined procedures must be complied with in order to ensure the quality and integrity of the data obtained from clinical trials and to protect the rights and safety of clinical subjects.

Based on this analysis, the Company concluded that the aggregation criteria were met, such that the two businesses could be aggregated.

_________________________________

We believe that we have fully responded to your comments.  However, if you have any questions about any of our responses to your comments or require further explanation, please do not hesitate to call me at (011)-351-1-291-2000 or Brian Kelleher of Cahill Gordon at (212) 701-3447.

Sincerely,
ICON plc
By: /s/ Ciaran Murray
Ciaran Murray
Chief Financial Officer

cc:	William M. Hartnett
Brian S. Kelleher